SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

         Commercial paper issued during the quarter.

Item 2.  Issue, renewal or guaranty.

         Not applicable

Item 3.  Principal amount of each security.

         Commercial Paper - Various amounts ranging from $2,000,000 to $50,000,000. Outstanding at March 31, 2000 - $374,052,000

Item 4.  Rate of interest per annum of each security.

         Commercial Paper - Rates ranging from 5.30% to 6.18%.

Item 5.  Date of issue, renewal or guaranty of each security.

         Commercial Paper - Various dates within the quarter ended March 31,
         2000.

Item 6.  If renewal of security, give date of original issue.

         Not Applicable

Item 7.  Date of maturity of each security.

         Commercial Paper - Various dates until May 1, 2000.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         Bank of America, First Boston, Merrill Lynch, and Goldman Sachs

Item 9.  Collateral given with each security, if any.

         Not applicable.

Item 10. Consideration received for each security.

         Not applicable.

Item 11. Application of proceeds of each security.

         Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48 X .

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.


Date:  June 9, 2000                    ALABAMA POWER COMPANY



                                       By: /s/Wayne Boston
                                              Wayne Boston
                                           Assistant Secretary